14553 South 790 West, # C
Bluffdale, Utah 84605

January 7, 2011

Mr. Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sector 10, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed: July 21, 2010
File No: 000--24370

Dear Mr. Mew:

We are in receipt of your letter dated December 16, 2010 (copy enclosed) in which you made comments regarding the Form 10-K for the fiscal year ended March 31, 2010 filed for the above named issuer.  You requested that we amend the Form 10-K to include in the exhibits a consent of the independent public accounting firm that it issued its consent to the incorporation by reference of the Company’s March 31, 2010 Form 10-K in the registration statement on Form S-8 related to the consolidated financial statements.  The amendment to the exhibits was filed on January 7, 2011.

We respectfully request a “no further comment” letter from your section so that we close any further action regarding this matter.

In connection with responding to the comments raised in your correspondence dated September 11, 2008, Sector 10, Inc. (“Company”) acknowledges that:

•	The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The information contained in this correspondence is intended to be in response to your comments raised in your correspondence dated December 16, 2010.  Please review the information provided and contact me with any further questions, comments or requests for additional information.

If possible, please forward a copy of the “no further comment” letter and/or any comments or requests for additional information to the following fax number:  (888) 453-5226.

Sincerely,

By: /s/ Laurence A. Madison
Laurence A. Madison
Chief Financial Officer
Sector 10, Inc.

12/22/2010 14:31 FAX 2027729202 002/003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Pericles DeAvila
Principal Executive Officer
Sector 10, Inc.
14553 South 790 West #c
Bluffdale, UT 84065

Dear Mr. DeAvila:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits

1. Please amend to include the consent of the independent public accounting firm (HJ & Associates, LLC) that issued its consent to the incorporation by reference of the Company's March 31, 2010 Form 10-K in the registration statement on Form S-8 relating to the consolidated financial. Please note that Item 601(23)(ii) of Regulation S-K states a consent may be filed as an exhibit where the filing of a written consent is required with respect to material incorporated by reference in a previously filed registration statement under the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

12/22/2010 14:31 FAX 2027729202 003/003

Pericles DeAvila
Sector 10, Inc.
December 16, 2010
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew

Andrew Mew
Accounting Branch Chief